SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 25, 2005

(Commission File No. 1-15024)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

(Name of Registrant)

Ramon Cojuangco Building

Makati Avenue, Makati City

Philippines 0721

(Address of Principal Executive Officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: y	Form 40-F: o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes: o	No: y

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation by Regulation S-T Rule 101 (b) (7):

Yes: o	No: y

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes: o	No: y

Enclosure:

A copy of the disclosure letter we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission in connection with the amendments to the By-Laws of Philippine Long Distance Telephone Company.

Security Code # CM-040

January 25, 2004

Philippine Stock Exchange

Philippine Stock Exchange Center

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Jurisita M. Quintos

SVP, Operations Group

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith a copy of SEC Form 17-C in connection with the amendments to the By-Laws of Philippine Long Distance Telephone Company.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

January 25, 2005

Securities and Exchange Commission

SEC Building

EDSA, Mandaluyong City

Attention: Atty. Justina F. Callangan

Director, Corporation Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith five (5) copies of SEC Form 17-C in connection with the amendments to the By-Laws of Philippine Long Distance Telephone Company.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

COVER SHEET

P	W	-	5	5

S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	814-3552

Contact Person Company Telephone Number

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday

Month Day FORM TYPE Month Day

Fiscal Year Annual Meeting

C	F	D	N/A

Dept. Requiring this Doc. Amended Articles

Number/Section

Total Amount of Borrowings

2,200,367 As of December 31, 2004	N/A	N/A

Total No. of Stockholders Domestic Foreign

------------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

File Number ____________________________________

LCU

Document I.D. ____________________________________

Cashier

STAMPS

Remarks: Please use black ink for scanning purposes.

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  25 January 2005

Date of Report (Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 814-3664

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.              Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________________

________________________________________________________________________

________________________________________________________________________

11. Item 9 (Other Events)

At its meeting held on January 25, 2005, the Board of Directors of Philippine Long Distance Telephone Company (the “Company”), exercising its own power and the authority to amend the Company’s By-Laws duly delegated to it by the stockholders of the Company, authorized and approved the amendments to the Company’s By-Laws contained in Annex A attached hereto.

The amendments to the By-Laws shall take effect upon approval by the Securities and Exchange Commission of the Amended By-Laws.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY By: MA. LOURDES C. RAUSA-CHAN Corporate Secretary

January 25, 2005

ANNEX A

Amendments to the Amended By-Laws

Philippine Long Distance Telephone Company

ARTICLE IV, CAPITAL STOCK

Section 4(b)

Changed the place of publication of the newspaper wherein notice of lost, stolen or destroyed stock certificates shall be published from City of Manila to the place where the corporation has its principal office.

The purpose of this amendment is to conform with the provisions of Section 73(2) of the Corporation Code.

ARTICLE V, DIRECTORS

Section 1, third and seventh paragraphs

Added the underscored words and phrases to the following provisions of the By-Laws:

“A Director or any person nominated for election to the Board of Directors must possess the following minimum qualifications as determined by the Nomination Committee or any other committee constituted by the Board of Directors that, by its charter as approved by the Board of Directors, is vested with the duties and responsibilities of a nomination committee:

x x x x x x

Except as otherwise provided in the preceding paragraphs, the Nomination Committee or any other committee constituted by the Board of Directors that, by its charter as approved by the Board of Directors, is vested with the duties and responsibilities of a nomination committee shall have the power and authority to evaluate and decide whether any person nominated for election as a Director has all the qualifications and none of the disqualifications specified in the preceding paragraphs. The Nomination Committee or any other committee constituted by the Board of Directors that, by its charter as approved by the Board of Directors, is vested with the duties and responsibilities of a nomination committee shall also have the power and authority to determine such other criteria for qualification and disqualification of Directors or persons nominated for election to the Board of Directors, including grounds for temporary disqualification of Directors.”

The purpose of the foregoing amendments is to cover any transfer of the duties and responsibilities of the Nomination Committee to another Committee constituted by the Board of Directors.

ARTICLE VI, OFFICERS

Section 1, line 1, first paragraph

Deleted the word “executive” appearing before the word “officers”.

Section 1, lines 1 and 2, first paragraph

Added the word “Vice” between “Senior Executive” and “President” to read as “Senior Executive Vice President”.

Section 1, line 2, second paragraph

Deleted the word “executive” appearing before the word “officers”.

The purpose of the foregoing amendments is to correct the clerical errors/omissions.

ARTICLE XII, BANKING AND CONTRACTS

Section 1, second sentence

Added the underscored phrase in the following provision of the By-Laws:

“Section 1. x x x Promissory notes, bills of exchange, trade acceptances, drafts and other negotiable instruments shall be signed and/or drawn in the name of the corporation by such officer/officers of the corporation or by such person/persons as may be, from time to time, designated by the Board of Directors.”

Section 2

Added the underscored words and phrases to the following provision of the By-Laws:

“Section 2. All contracts, instruments or documents pertaining to transactions or corporate actions authorized by the Board of Directors shall be signed in the name of the corporation by such officer/officers of the corporation or by such person/persons as may be, from time to time, designated by the Board of Directors. In the absence of any specific designation by the Board of Directors, such contracts, instruments or documents shall be signed in the name of the corporation by the President, or by any officer/officers or executive/executives of the corporation or any person/persons duly authorized by the President. Contracts, instruments or documents to be entered into in the ordinary course of business of the corporation which do not require the approval of the Board of Directors may be signed by the President or by any officer/officers or executive/executives of the corporation or any person/persons duly designated by the President, or by such officer/officers or executive/executives of the corporation or any person/persons duly authorized for such purpose under administrative orders approved by the President and in effect at the relevant time.”

The purpose of the foregoing amendments is to correct the clerical errors/omissions and thereby reflect all the alternative signatories to contracts, instruments or documents pertaining to transactions or corporate actions authorized by the Board of Directors and contracts, instruments or documents to be entered into in the ordinary course of business.

ARTICLE XIII, FISCAL YEAR

Section 2, first sentence

Deleted the phrase “shall publish at least once in each year”.

Section 2, second sentence

Replaced the phrase “a statement of its physical and financial condition and income account covering the previous fiscal year, and a balance sheet showing the assets and liabilities at the end of the year” with the underscored words and phrases shown below:

“Section 2. The corporation shall submit to the stockholders at least fifteen (15) business days prior to the annual meeting, a financial report of the operations of the corporation for the preceding year, which shall include financial statements, duly signed and certified by the corporation’s Independent Auditor.”

The purpose of the foregoing amendments is to conform with Section 75 of the Corporation Code.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By: MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Date: January 25, 2005